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                                                                     EXHIBIT 4.7

                                PROMISSORY NOTE


$421,679
Newport Beach, California
July 31, 1997


     On August 31, 1997, or thereafter on demand, for value received, the undersigned, Grip Technologies, Inc., a California corporation ("Maker"), promises to pay to the order of Sam G. Lindsay ("Payee" or "Holder"), at Irvine, California or at such other place as Holder may from time to time designate in writing, the sum of Four Hundred Twenty-One Thousand Six Hundred Seventy-Nine Dollars ($421,679).

     Interest.  Interest shall accrue at the rate of ten percent (10%) per annum
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until maturity, at which time all unpaid principal and accrued but unpaid interest shall become immediately due and payable. All payments shall be applied to interest due, then to principal. All principal, interest and other sums due under this Note are payable in lawful money of the United States of America.

     Prepayment.  This Note may be paid, in whole or in part, at any time or
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from time to time, without penalty, premium or restriction.  In the event of part payment, interest thereafter shall accrue only on the unpaid principal balance.

     Default.  Should default be made in the payment of any installment of
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principal or interest, when due, then, or at any time during such default, after ten (10) days written notice, the entire amount of unpaid principal and interest shall, at the election of the Holder, become immediately due and payable.

     No Waiver.  Failure of Payee to pursue any right or remedy under this Note
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shall not constitute a waiver, release or election of Payee's right to pursue the right or remedy on the basis of the same or subsequent breach.

     Acceleration.  In addition to any other provision of this Note, all unpaid
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principal and interest shall become immediately due and payable upon the occurrence of any of the following:

          (a) The filing by Maker of a voluntary petition in bankruptcy, a petition for reorganization, arrangement or other relief under the United States Bankruptcy Act,
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or a voluntary petition for the appointment of a receiver or comparable relief from creditors under the laws of the State of California, or the making by Maker of an assignment of all or substantially all of its assets for the benefit of creditors.

          (b) The adjudication of Maker as a bankrupt or insolvent, the appointment of a receiver for all or substantially all of Maker's assets, or the entry of an order of the reorganization of Maker under the United States Bankruptcy Act, if such adjudication, order or appointment is made upon petition filed against Maker and is not, within sixty (60) days after it is made, vacated or stayed on appeal or otherwise, or if Maker by any action or failure to act signifies its approval or consent to the order, appointment or petition.

          (c) The voluntary or involuntary dissolution of Maker.

     Collection Costs and Attorneys' Fees.  If legal action is commenced to
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collect or enforce this Note, then the prevailing party shall be entitled to recover its attorneys' fees, in addition to any other sums to which it may be entitled.

     Applicable Law.  This Note, and the rights and obligations of the parties
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to it, shall be governed by, and construed and interpreted in all respects in accordance with, the laws of the State of California.


                                         GRIP TECHNOLOGIES, INC.




                                         -----------------------------
                                            James E. McCormick III
                                                  Secretary


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